Exhibit 99.1
Suntech Prices US$425 Million Convertible Senior Notes
WUXI, China, February 8, 2007/Xinhua-PRNewswire/ — Suntech Power Holdings Co., Ltd. (NYSE: STP) today announced the pricing of US$425 million of 0.25% Convertible Senior Notes due 2012 in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). The initial purchasers hold a 30-day option to purchase up to an additional US$75 million of the notes to cover over-allotments, if any. The notes will pay cash interest semiannually at a rate of 0.25 percent per annum and in certain circumstances, will be convertible, at Suntech’s election, into cash, American depositary shares (“ADSs”) representing Suntech’s ordinary shares or a combination of cash and ADSs. The initial conversion rate, subject to adjustment, is 20.5074 ADSs per US$1,000 principal amount of notes (which represents an initial conversion price of approximately US$48.76 per ADS). The sale of the notes is expected to close on February 12, 2007. As a result of strong interest and market demand, the offering size was upsized from US$300 million to US$425 million. Pricing took place after one day of marketing.
Suntech currently expects to use the net proceeds from the offering of the notes for the following purposes: approximately US$150 million to expand its manufacturing lines for the production of PV cells and modules and thin film modules and to enhance its research and development efforts; approximately US$100 million to purchase or prepay for raw materials; US$100 million to repay its one year, US$100 million-equivalent bridge loan it obtained in connection with its acquisition of MSK Corporation; and the remaining amounts for general corporate purposes. Suntech will use any additional net proceeds received from the initial purchasers’ exercise of their option to purchase additional notes, if any, for general corporate purposes.
The convertible senior notes and Suntech’s ordinary shares represented by the ADSs, if any, issuable upon conversion of the notes have not been registered under the Securities Act or the securities laws of any other jurisdiction. Suntech will file a shelf registration statement for resale of the notes and Suntech’s ordinary shares represented by the ADSs, if any, issuable upon conversion of the notes and use its reasonable best efforts to cause such registration statement to become effective under the Securities Act by the 240th day after the notes are issued. Unless they are registered, these notes may be offered or sold only in transactions that are exempt from registration under the Securities Act and the securities laws of any other jurisdiction.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful. Any offers of the notes will be made only by means of a private offering memorandum.
Forward Looking Statements
This press release contains forward-looking statements. The matters discussed herein, including Suntech’s intention to complete the notes offering, are based on current management expectations. Completion of the proposed notes offering is subject to market conditions and other factors.
For more information, please contact:
Steven Chan VP of Business Development Suntech Power Holdings Co., Ltd. Tel: +86-510-8531-8910 Email: ir@suntech-power.com
Rory Macpherson Consultant Ogilvy Public Relations Worldwide Tel: +86-10-8520-6553 Email: rory.macpherson@ogilvy.com